Exhibit 6


DATE:      MARCH 23, 2006

TO:        SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

FROM:      WALKER R. STAPLETON

RE:        RENEWAL OF PROPOSED MANAGEMENT BUYOUT OF SONOMAWEST HOLDINGS

Dear Sirs:

      On February 7, 2006, I wrote a letter disclosing my desire to initiate a management-led buyout of SonomaWest Holdings, Inc (the "Company") by an investment group (the "Investment Group") consisting of members of my family including my father, Craig Stapleton, the Company's largest shareholder. On behalf of the Investment Group, I proposed a price of $11.03 per share for all outstanding shares of the Company not owned by the Investment Group. The exact structure of the transaction would depend on our ability to reach an agreement with the Company, as well as tax and securities law considerations.

      On behalf of the Investment Group, I am pleased to renew our interest in making an offer to purchase the outstanding shares of the Company not owned by the Investment Group for $11.03 per share. The purpose of this transaction would be to transform the Company from a public company to a private company and we believe we can complete this transaction in a timely manner. We are very confident in our ability to secure the appropriate financing for this transaction. It is important to note that the Investment Group, which beneficially owns approximately 48.5% of the outstanding common stock, does not have any interest in selling its shares in the Company and therefore would not, under any circumstances, support an alternative transaction.

      We are prepared to move forward promptly to consummate the proposed transaction. We have retained the services of Davis Graham & Stubbs LLP to serve as counsel to the Investment Group in this transaction, and are well along in our discussions with our financing sources. We suggest that you retain the services of an investment banker to advise you on matters related to this transaction within the next week.

      We believe that the proposed transaction would represent significant value for the Company's shareholders, who otherwise have little prospect for liquidity, and look forward to discussing it with the Special Committee of the Company's Board of Directors and its advisors. We are prepared to leave our proposal open until April 7, 2006, but we reserve the right to amend or withdraw this proposal and to terminate further discussions at any time prior to our execution of definitive agreements. If we are unable to consummate this transaction in a timely manner, we will explore other options. Please let us know at your earliest convenience how you wish to proceed.

                                                     Very truly yours,


                                                     /s/ Walker Stapleton
                                                     ---------------------------
                                                     Walker Stapleton